FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2007.

Total number of pages: 24

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2006 (Unaudited)
(FROM APRIL 1, 2006 TO DECEMBER 31, 2006)
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2006 (Unaudited)

(FROM APRIL 1, 2006 TO DECEMBER 31, 2006)

CONSOLIDATED

Released on February 1, 2007

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Items regarding preparing quarterly financial information

A. Accounting standards:	U.S. GAAP
B. Change in method of accounting procedure:	Not applicable
C. Scope of consolidation and application of the equity method:
Number of consolidated subsidiaries:	103
Number of affiliates accounted for by the equity method:	4
D. Change in scope of consolidation and application of the equity method:
Change from March 31, 2006:
Newly included in consolidation	10
Excluded from consolidation	1
Newly included in accounted for by the equity method:	-
Excluded from accounted for by the equity method:	1
Change from December31, 2005:
Newly included in consolidation:	12
Excluded from consolidation:	2
Newly included in accounted for by the equity method:	1
Excluded from accounted for by the equity method:	1

2. Selected Consolidated Financial Performance

(1) Consolidated Financial Results (from October 1, 2006 to December 31, 2006)

	Japanese yen (Millions except per share amounts)
	Three months ended December 31,
	2006	2005
Net sales	¥159,304	¥136,729
Percent change from the previous period	16.5%	6.6%
Operating income	17,031	15,003
Percent change from the previous period	13.5%	3.6%
Income before provision for income taxes	18,057	19,638
Percent change from the previous period	(8.1)%	61.2%
Net income	9,299	12,124
Percent change from the previous period	(23.3)%	49.8%
Net income per share- basic	¥64.28	¥84.43
Net income per share- diluted	¥62.46	¥81.38

Notes:

1. Percentage change indicates the change relative to the same period of the previous fiscal year.

2. Average number of shares issued and outstanding (consolidated):

144,674,716 shares for the three months ended December 31, 2006

143,589,093 shares for the three months ended December 31, 2005

3. A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore, per-share amounts of basic and diluted net income for the three months ended December 31, 2005 retroactively reflect the effect of the stock split, assuming the split had taken effect on April 1, 2005.

(2) Consolidated Financial Results (from April 1, 2006 to December 31, 2006)

	Japanese yen (Millions except per share amounts)
	Nine months ended December 31,		Year ended March 31,
	2006	2005	2006
Net sales	¥459,141	¥392,903	¥536,858
Percent change from the previous period	16.9%	7.8%	10.5%
Operating income	49,077	40,081	53,426
Percent change from the previous period	22.4%	3.9%	(0.4)%
Income before provision for income taxes	50,718	49,825	64,378
Percent change from the previous period	1.8%	25.8%	12.4%
Net income	30,075	32,525	40,949
Percent change from the previous period	(7.5)%	34.7%	22.4%
Net income per share- basic	¥207.92	¥227.31	¥285.47
Net income per share- diluted	¥202.04	¥218.58	¥275.05

Notes：

1. Percentage change indicates the change relative to the same period of the previous fiscal year.

2. Average number of shares issued and outstanding (consolidated):

144,646,244 shares for the nine months ended December 31, 2006

143,086,117 shares for the nine months ended December 31, 2005

143,444,914 shares for the year ended March 31, 2006

3. A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore, per-share amounts of basic and diluted net income for the nine months ended December 31, 2005 retroactively reflect the effect of the stock split, assuming the split had taken effect on April 1, 2005.

Qualitative information and overview of consolidated business performance

During the first three quarters of fiscal 2006, net sales grew by approximately ¥66,200 million (17%) year-on-year, and operating income rose by ¥9,000 million (just over 22%).

Over the first three quarters of fiscal 2006 (the nine-month period April 1, 2006 to December 31, 2006) total consolidated net sales reached ¥459,141 million, rising 16.9% in comparison to the corresponding nine-month period of the previous fiscal year, while consolidated operating income increased by ¥8,996 million, or 22.4%, to ¥49,077 million. However, factors in non-operating areas, including a substantial decline in foreign exchange gain, a drop in gains on sales of marketable securities, and a special income tax of ¥2,875 million associated with transfer pricing taxation, resulted in a 7.5% decline in consolidated net income to ¥30,075 million. Excluding the factor regarding transfer pricing taxation, consolidated net income would have increased by around ¥430 million year-on-year.

The following discussion, including year-on-year comparisons, refers to the third quarter alone.

Net sales for the third quarter were ¥159,304 million, up ¥22,575 million, or 16.5%, in comparison with the third quarter of the previous fiscal year, and operating income rose by ¥2,028 million, or 13.5%, to ¥17,031 million. Income before provision for income taxes, however, fell ¥1,581 million to ¥18,057 million, as a result of a decline in foreign exchange gain and gains on sales of marketable securities. As a result of the above factors and the increase in corporate taxes, net income declined ¥2,825 million year-on-year to ¥9,299 million. However, if the effect of transfer pricing taxation were excluded, net income would actually have increased by ¥50 million over the third quarter of the previous year.

Compared to the second quarter of fiscal 2006, third quarter net sales increased ¥5,286 million, or 3.4%, but operating income rose only a slight ¥19 million. Net income for the quarter declined ¥2,628 million, or 22.0%, as a result of the fall in foreign exchange gain and the increase in corporate taxes. If the effect of the transfer pricing taxation on third-quarter income were excluded, net income would have increased by approximately ¥250 million.

Total net sales for the third quarter were up ¥22,575 million, or 16.5%, year-on-year, and all segments including small precision motors business posted double-digit growth. Sales for each business segment were as follows.

Net sales in the small precision motors business rose ¥11,331 million, or 15.7%, to ¥83,302 million. Sales of spindle motors for hard disk drives (HDDs) grew approximately ¥9,500 million, or 22%, and by volume increased 26%. Average selling prices were down approximately 3% on a yen basis, and, because the exchange rate was almost unchanged from the third quarter of the previous fiscal year, dollar-denominated sales prices were also about 3% lower. In comparison with the second quarter, sales volume rose approximately 5%, representing growth of approximately 4 million HDD spindle motors. Net sales of DC motors increased approximately ¥1,200 million, or 6.5%, but this included the sales contributed by group companies such as Nidec Sankyo, which showed a 4% decline. Accordingly, sales for Nidec and its direct subsidiaries dealing in DC motors, chiefly DC motors for optical disk drives, rose approximately 13%. Sales for brushless DC fans grew by around ¥1,100 million, or 12%, year-on-year.

Net sales in the mid-size motor business rose by ¥11,699 million, or 27.2%. Of that increase, sales of motors for automobiles contributed approximately ¥600 million, around one and a half times the sales for the same period last year. In addition, motors for home appliances and industrial use both increased, with sales of the former in particular growing nearly 30%.

Net sales in the machinery business were ¥19,743 million, a ¥2,857 million, or 16.9%, year-on-year increase. The rate of growth slowed in the third quarter compared with the 29% growth rate of the first half, due to lackluster growth in Nidec Sankyo’s machinery-related sales.

Net sales in the electronic and optical components business rose approximately ¥5,200 million, or 15.8%, to ¥37,807 million. This was primarily due to steady growth in sales of Nidec Copal’s camera shutters, plastic lens units, and other optical equipment, as well as expansion in sales of Nidec Copal Electronics’ electronic circuit components.

Net sales in “other” businesses totaled ¥6,753 million, an increase of ¥716 million. Around ¥500 million of this increase was due to growth in sales of pivot assemblies.

Operating income for the third quarter was ¥17,031 million, up slightly more than ¥2,000 million, or 13.5%, year-on-year. Most of this growth was in the electric motors business, with operating income from small precision motors up just over ¥1,500 million and from mid-size motors up nearly ¥800 million.

In the small precision motors business, operating income climbed ¥1,528 million to ¥11,128 million, supported by strong demand for spindle motors for HDDs and motors for optical disk drives. The profit ratio recovered to around 13%, almost the level seen in the third quarter of the previous fiscal year. The 16% increase in sales contributed to the increase in profits. Compared to the second quarter of fiscal 2006, the profit ratio also improved by around 0.5%, boosted by the growth in sales.

The mid-size motors segment moved into the black, posting profits of ¥383 million. This was due chiefly to adjustments in the sales prices of motors for home appliances to allow for the absorption of escalating raw materials prices, and to substantial growth in sales of electric motors for consumer electronics and automotive motors.

The machinery business posted operating income of ¥3,219 million, an increase of around ¥150 million. Strong demand for capital investment overall drove increased sales. However, sales of Nidec Sankyo’s robot systems and other machinery were already at high levels in the third quarter of the previous fiscal year, explaining the relatively slight increase in revenue achieved in the third quarter. This, in turn, held profit growth in the sector to a low level. Notably, factors including the deferment of capital investment in the LCD industry resulted in a decline in third-quarter operating income of around ¥1,400 million in the robot systems business in comparison with the second quarter of fiscal 2006.

Operating income in the electronic and optical components business was ¥2,513 million, a ¥350 million year-on-year decline. The principal cause of this was a decline in sales of precision components by Nidec Nisshin, Nidec Pigeon, and other Nidec Sankyo Group members. Operating profits at other Group companies were substantially unchanged from the third quarter of the previous fiscal year.

“Other” businesses recorded operating income of ¥850 million, up around ¥300 million. This was due to improved profitability in Nidec Tosok’s auto parts business and Nidec’s pivot assemblies business.

Despite the ¥2,000 million growth in operating income to reach ¥18,057 million, income before provision for income taxes was down ¥1,581 million year-on-year. This was due to factors in non-operating areas, including a decline of approximately ¥2,000 million in foreign exchange gain, and a drop of just over ¥1,700 million in gains on sales of marketable securities.

Net income declined ¥2,825 million to ¥9,299 million, as a result of the ¥1,700 million increase in corporate taxes brought about by the decision to change to transfer pricing taxation. Corporate taxes associated with transfer pricing totaled ¥2,875 million, and if this were excluded, net income would in fact have increased by about ¥50 million.

(3) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	December 31,		March 31,
	2006	2005	2006
Total assets	¥626,113	¥551,474	¥565,970
Shareholders’ equity	293,059	247,962	263,659
Shareholders’ equity to total assets	46.8%	45.0%	46.6%
Shareholders’ equity per share	¥2,025.28	¥1,724.67	¥1,823.12

Note:

Number of shares issued and outstanding at end of period (consolidated):

144,700,532 shares at December 31, 2006

143,774,210 shares at December 31, 2005

144,619,182 shares at March 31, 2006

Consolidated Results of Cash Flows

	Japanese yen (Millions )
	December 31,		March 31,
	2006	2005	2006
Net cash provided by operating activities	¥43,261	¥35,507	¥55,932
Net cash used in investing activities	(45,140)	(29,402)	(43,975)
Net cash provided by (used in) financing activities	(14,804)	9,662	5,344
Cash and cash equivalents at end of period	¥76,833	¥90,248	¥92,079

Qualitative information and overview of changes in financial position

Changes in the company’s balance sheets include a ¥60,143 million increase in total assets in comparison with the end of the previous fiscal year (March 31, 2006). This growth reflects increases in trade notes receivable, inventories, property, plant and equipment, and goodwill. Shareholders’ equity was up by ¥29,400 million in comparison with the end of fiscal 2005.

Cash Flows

Cash and cash equivalents at the end of the third quarter (December 31, 2006) were ¥76,833 million, down ¥15,246 million from the end of the previous fiscal year (March 31, 2006). The following outlines the cash flow situation for the first three quarters of fiscal 2006.

Net cash provided by operating activities was ¥43,261 million, up ¥7,754 million from the same period of the previous fiscal year. Although net income fell by ¥2,450 million, depreciation and amortization increased ¥2,136 million, trade notes and accounts receivable and inventories increased by ¥4,802 million, and trade notes and accounts payable decreased by ¥6,348 million. Foreign currency translation adjustments yielded ¥4,183 million, to which was added ¥2,584 million in gains from sale of securities, ¥2,165 million in accrued income taxes, and other adjustments of ¥682 million.

Net cash used in investing activities was ¥45,140 million. The main components of this were ¥30,640 million used for the acquisition of property, plant, and equipment (capital investment), ¥9,185 million used for the acquisition of consolidated subsidiaries, additional investments in consolidated subsidiaries of ¥6,308 million, and ¥379 million in income from the sale of marketable securities.

Net cash used in financing activities was ¥14,804 million. The main components of this were a net decrease in short-term borrowings of ¥3,810 million, repayment of long-term loans of ¥3,759 million, and ¥5,785 million in dividends paid.

Qualitative information regarding forecast of business results

There are no changes to the forecast of consolidated performance for fiscal 2006 released on October 27, 2006.

Special Note Regarding Forward-looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

2. Consolidated Financial Statements and other Information

Consolidated balance sheets- Assets

	Yen in millions
	December 31, 2006		December 31, 2005		Inc or Dec	March 31, 2006
Current assets:
Cash and cash equivalents	¥76,833		¥90,248		¥(13,415)	¥92,079
Trade notes receivable	19,483		16,911		2,572	15,740
Trade accounts receivable	146,969		125,256		21,713	127,998
Inventories:
Finished goods	27,347		26,431		916	25,924
Raw materials	17,546		14,668		2,878	14,145
Work in process	16,343		15,612		731	16,662
Project in progress	1,287		1,012		275	893
Supplies and other	2,957		2,815		142	2,850
Other current assets	19,521		12,683		6,838	15,256
Total	328,286	52.4%	305,636	55.4%	22,650	311,547	55.0%

Investments and loan receivable:
Marketable securities and other securities investments	21,718		19,777		1,941	21,328
Investments in and advances to affiliates	2,909		2,149		760	2,868
Total	24,627	3.9	21,926	4.0	2,701	24,196	4.3

Property, plant and equipment:
Land	38,274		34,410		3,864	36,088
Buildings	97,773		86,901		10,872	89,039
Machinery and equipment	236,982		205,297		31,685	210,108
Construction in progress	14,608		6,010		8,598	8,780
Sub-total	387,637	61.9	332,618	60.3	55,019	344,015	60.8
Less - Accumulated depreciation	(188,173)	(30.0)	(163,281)	(29.6)	(24,892)	(167,787)	(29.6)
Total	199,464	31.9	169,337	30.7	30,127	176,228	31.2

Goodwill	63,674	10.2	43,433	7.9	20,241	44,266	7.8

Other non-current assets	10,062	1.6	11,142	2.0	(1,080)	9,733	1.7

Total assets	¥626,113	100.0%	¥551,474	100.0%	¥74,639	¥565,970	100.0%

Consolidated balance sheets- Liabilities and shareholders’ equity

	Yen in millions
	December 31, 2006		December 31, 2005		Inc or Dec	March 31, 2005
Current liabilities:
Short-term borrowings	¥53,302		¥47,155		¥6,147	¥43,621
Current portion of long-term debt	3,018		6,160		(3,142)	4,647
Trade notes and accounts payable	121,349		105,922		15,427	109,053
Other current liabilities	32,903		25,762		7,141	28,809
Total	210,572	33.6%	184,999	33.5%	25,573	186,130	32.9%

Long-term liabilities:
Long-term debt	33,425		35,228		(1,803)	32,134
Accrued pension and severance costs	13,855		9,903		3,952	9,704
Other long-term liabilities	8,417		12,209		(3,792)	11,365
Total	55,697	8.9	57,340	10.4	(1,643)	53,203	9.4

Total liabilities	266,269	42.5	242,339	43.9	23,930	239,333	42.3

Minority interest in consolidated subsidiaries	66,785	10.7	61,173	11.1	5,612	62,978	11.1

Shareholders’ equity:
Common stock	65,802	10.5	63,416	11.5	2,386	65,649	11.6
Additional paid-in capital	68,399	10.9	66,020	12.0	2,379	68,240	12.1
Retained earnings	150,624	24.1	117,910	21.4	32,714	126,334	22.3
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	5,089		(2,081)		7,170	(75)
Unrealized gains (losses) on securities	3,516		2,953		563	3,863
Minimum pension liability adjustment	(115)		(56)		(59)	(115)
Total comprehensive income (loss)	8,490	1.3	816	0.1	7,674	3,673	0.6
Treasury stock, at cost	(256)	(0.0)	(200)	(0.0)	(56)	(237)	(0.0)
Total shareholders’ equity	293,059	46.8	247,962	45.0	45,097	263,659	46.6

Total liabilities and shareholders’ equity	¥626,113	100.0%	¥551,474	100.0%	¥74,639	¥565,970	100.0%

Consolidated statements of income

	Yen in millions
	Three months ended December 31,				Nine months ended December 31,
	2006		2005		2006		2005
Net sales	¥159,304	100.0%	¥136,729	100.0%	¥459,141	100.0%	¥392,903	100.0%
Cost of products sold	122,232	76.7	104,830	76.6	352,307	76.7	301,376	76.7
Selling, general and administrative expenses	12,095	7.6	9,709	7.1	34,123	7.4	30,023	7.6
Research and development expenses	7,946	5.0	7,187	5.3	23,634	5.2	21,423	5.5
Operation expenses	142,273	89.3	121,726	89.0	41,064	89.3	352,822	89.8
Operating income	17,031	10.7	15,003	11.0	49,077	10.7	40,081	10.2

Other income (expense):
Interest and dividend income	544		355		1,808		1,079
Interest expenses	(355)		(356)		(1,351)		(827)
Foreign exchange gain (loss), net	1,131		3,129		1,826		7,645
Gain (loss) from marketable securities, net	(13)		1,732		240		2,835
Gain (loss) from derivative instruments, net	(1)		22		(20)		36
Other, net	(280)		(247)		(862)		(1,024)
Total	1,026	0.6	4,635	3.4	1,641	0.3	9,744	2.5
Income before provision for income taxes	18,057	11.3	19,638	14.4	50,718	11.0	49,825	12.7
Provision for income taxes	(6,913)	(4.3)	(5,194)	(3.8)	(14,020)	(3.0)	(11,111)	(2.8)
Income before minority interest and equity in earnings of affiliated companies	11,144	7.0	14,444	10.6	36,698	8.0	38,714	9.9
Minority interest in income (loss) of consolidated subsidiaries	1,802	1.2	2,369	1.7	6,587	1.4	6,211	1.6
Equity in net (income) loss of affiliated companies	43	0.0	(49)	(0.0)	36	0.0	(22)	(0.0)
Net income	¥9,299	5.8%	¥12,124	8.9%	¥30,075	6.6%	¥32,525	8.3%

	Yen in millions
	For the three months ended
	June 30, 2006		September 30, 2006		December 31, 2006
Net sales	¥145,819	100.0%	¥154,018	100.0%	¥159,304	100.0%
Operating income	15,034	10.3	17,012	11.1	17,031	10.7
Income before provision for income taxes	14,028	9.6	18,633	12.2	18,057	11.3
Net income	¥8,849	6.1%	¥11,927	7.8%	¥9,299	5.8%

Consolidated statements of shareholders’ equity and comprehensive income (loss)

	Yen in millions
For the nine months ended December 31, 2006	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				30,075			30,075
Other comprehensive income (loss):
Foreign currency translation adjustments					5,164		5,164
Unrealized losses on securities, net of reclassification adjustment					(347)		(347)
Minimum pension liability adjustment					-		-
Total comprehensive income							34,892
Dividends paid				(5,785)			(5,785)
Exercise of stock option	83,600	153	163				316
Issuance cost of new stock			(4)				(4)
Purchase of treasury stock						(19)	(19)
Balance at December 31, 2006	144,744,892	¥65,802	¥68,399	¥150,624	¥8,490	¥(256)	¥293,059

	Yen in millions
For the nine months ended December 31, 2005	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2005	142,504,926	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040
Comprehensive income:
Net income				32,525			32,525
Other comprehensive income (loss):
Foreign currency translation adjustments					7,385		7,385
Unrealized losses on securities, net of reclassification adjustment					176		176
Minimum pension liability adjustment					0		0
Total comprehensive income							40,086
Dividends paid				(3,569)			(3,569)
Conversion of convertible debt	1,214,865	2,066	2,066				4,132
Exercise of stock option	92,600	170	170				340
Issuance cost of new stock			(15)				(15)
Purchase of treasury stock						(52)	(52)
Balance at December 31, 2005	143,812,391	¥63,416	¥66,020	¥117,910	¥816	¥(200)	¥247,962

Note:

* A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore the number of common stock as of March 31, 2005 and December 31, 2005 have been accordingly reflected the effect of the stock split.

Consolidated Statement of Cash Flows

	Japanese yen (Millions)
	For the nine- month period ended December 31,		Year ended March 31,
	2006	2005	2006
Cash flows from operating activities:
Net income	¥30,075	¥32,525	¥40,949
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,957	18,821	26,626
Loss (gain) on marketable securities, net *	(251)	(2,835)	(3,869)
Loss (gain) on sales, disposal or impairment of fixed assets	1,100	128	189
Minority interest in income of consolidated subsidiaries	6,587	6,211	8,170
Equity in net loss (income) of affiliated companies	36	(22)	46
Loss (gain) on derivative instruments, net	20	(36)	(75)
Foreign currency adjustments	14	(4,169)	(4,237)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(12,680)	(8,973)	(9,806)
Decrease (increase) in inventories	(1,305)	(9,814)	(10,256)
Increase (decrease) in notes and accounts payable	844	7,192	7,943
Increase (decrease) in accrued income taxes	(146)	(2,311)	601
Other	(1,990)	(1,210)	(349)
Net cash provided by operating activities	43,261	35,507	55,932
Cash flows from investing activities:
Additions to property, plant and equipment	(30,640)	(30,019)	(43,185)
Proceeds from sales of property, plant and equipment	860	557	1,505
Purchases of marketable securities	(2)	(3)	(329)
Proceeds from sales of marketable securities	379	3,062	4,083
Proceeds from sales of investments in affiliated companies	774	-	-
Payments for additional investments in subsidiaries	(6,308)	(4,117)	(5,283)
Acquisitions of consolidated subsidiaries, net of cash acquired	(9,185)	-	-
Other	(1,018)	1,118	(766)
Net cash used in investing activities	(45,140)	(29,402)	(43,975)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(3,810)	16,493	13,080
Proceeds from issuance of long-term debt	-	100	100
Repayments of long-term debt	(3,759)	(2,058)	(3,130)
Proceeds from issuance of new shares	307	340	454
Dividends paid	(5,785)	(3,569)	(3,569)
Other	(1,757)	(1,644)	(1,591)
Net cash provided by (used in) financing activities	(14,804)	9,662	5,344

Effect of exchange rate changes on cash and cash equivalents	1,437	4,370	4,667
Net increase (decrease) in cash and cash equivalents	(15,246)	20,137	21,968
Cash and cash equivalents at beginning of period	92,079	70,111	70,111
Cash and cash equivalents at end of the third quarter	¥76,833	¥90,248	¥92,079

Note: * Following the share exchange of Sumitomo Mitsui Financial Group, Inc. and SMBC Friend Securities Co., Ltd., on September 1, 2006, Nidec’s shares of SMBC Friend Securities Co., Ltd. were exchanged for the shares of the company, Sumitomo Mitsui Financial Group. As a result of this share exchange, Nidec record a gain of ¥45 million for six months ended September 30, 2006, included in ¥251 million of “Loss (gain) on marketable securities, net.”

Following the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Nidec’s shares of UFJ Holdings, Inc. were exchanged for the shares of the new company, Mitsubishi UFJ Financial Group. As a result of this share exchange, Nidec record a gain of ¥1,123 million for the year ended March 31, 2006, included in ¥3,869 million of “Loss (gain) on sales of marketable securities, net”.

Segment information

1) Operating Segment Information

(Three months data)

			Yen in millions
	Three months ended December 31, 2006		Three months ended December 31, 2005		Increase or decrease
Net sales:
Nidec Corporation	¥45,722	17.1%	¥43,687	17.6%	¥2,035	4.7%
Nidec Electronics (Thailand) Co., Ltd.	23,261	8.7	20,463	8.3	2,798	13.7
Nidec (Zhejiang) Corporation	5,484	2.0	5,667	2.3	(183)	(3.2)
Nidec (Dalian) Limited	12,506	4.7	12,361	5.0	145	1.2
Nidec Singapore Pte. Ltd.	11,751	4.4	15,974	6.5	(4,223)	(26.4)
Nidec (H. K.) Co., Ltd.	10,514	3.9	7,328	3.0	3,186	43.5
Nidec Philippines Corporation	12,443	4.6	8,747	3.5	3,696	42.3
Nidec Sankyo Corporation	18,465	6.9	21,707	8.8	(3,242)	(14.9)
Nidec Copal Corporation	19,008	7.1	13,715	5.5	5,293	38.6
Nidec Tosok Corporation	5,596	2.1	5,748	2.3	(152)	(2.6)
Nidec Copal Electronics Corporation	5,397	2.0	5,029	2.0	368	7.3
Nidec Shibaura Corporation	4,851	1.8	3,589	1.4	1,262	35.2
Nidec-Shimpo Corporation	3,581	1.3	2,615	1.1	966	36.9
Nidec Nissin Corporation	2,972	1.1	3,294	1.3	(322)	(9.8)
All others	86,523	32.3	77,646	31.4	8,877	11.4
Sub-total	268,074	100.0%	247,570	100.0%	20,504	8.3
Adjustments and eliminations	(108,770)	-	(110,841)	-	2,071	-
Consolidated total	¥159,304	-	¥136,729	-	¥22,575	16.5%

			Yen in millions
	Three months ended December 31, 2006		Three months ended December 31, 2005		Increase or decrease
Operating income:
Nidec Corporation	¥2,931	18.1%	¥2,555	17.2%	¥376	14.7%
Nidec Electronics (Thailand) Co., Ltd.	2,972	18.3	3,146	21.2	(174)	(5.5)
Nidec (Zhejiang) Corporation	89	0.5	49	0.3	40	81.6
Nidec (Dalian) Limited	1,212	7.5	953	6.4	259	27.2
Nidec Singapore Pte. Ltd.	350	2.2	316	2.1	34	10.8
Nidec (H. K.) Co., Ltd.	81	0.5	85	0.6	(4)	(4.7)
Nidec Philippines Corporation	1,260	7.8	336	2.3	924	275.0
Nidec Sankyo Corporation	1,489	9.2	2,444	16.5	(955)	(39.1)
Nidec Copal Corporation	984	6.1	727	4.9	257	35.4
Nidec Tosok Corporation	493	3.0	227	1.5	266	117.2
Nidec Copal Electronics Corporation	589	3.6	551	3.7	38	6.9
Nidec Shibaura Corporation	(46)	(0.3)	(120)	(0.8)	74	-
Nidec-Shimpo Corporation	517	3.2	103	0.7	414	401.9
Nidec Nissin Corporation	144	0.9	206	1.4	(62)	(30.1)
All others	3,157	19.4	3,264	22.0	(107)	(3.3)
Sub-total	16,222	100.0%	14,842	100.0%	1,380	9.3
Adjustments and eliminations	809	-	161	-	648	-
Consolidated total	¥17,031	-	¥15,003	-	¥2,028	13.5%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

(Nine months data)

			Yen in millions
	Nine months ended December 31, 2006		Nine months ended December 31, 2005		Increase or decrease
Net sales:
Nidec Corporation	¥134,757	17.1%	¥126,498	17.7%	¥8,259	6.5%
Nidec Electronics (Thailand) Co., Ltd.	63,493	8.1	56,953	8.0	6,540	11.5
Nidec (Zhejiang) Corporation	15,377	2.0	14,592	2.0	785	5.4
Nidec (Dalian) Limited	38,789	4.9	36,811	5.2	1,978	5.4
Nidec Singapore Pte. Ltd.	39,101	5.0	47,034	6.6	(7,933)	(16.9)
Nidec (H. K.) Co., Ltd.	28,450	3.6	19,194	2.7	9,256	48.2
Nidec Philippines Corporation	35,042	4.4	22,159	3.1	12,883	58.1
Nidec Sankyo Corporation	60,401	7.7	64,436	9.0	(4,035)	(6.3)
Nidec Copal Corporation	53,845	6.8	39,327	5.5	14,518	36.9
Nidec Tosok Corporation	16,683	2.1	16,975	2.4	(292)	(1.7)
Nidec Copal Electronics Corporation	17,156	2.2	16,307	2.3	849	5.2
Nidec Shibaura Corporation	13,655	1.7	11,793	1.7	1,862	15.8
Nidec-Shimpo Corporation	10,035	1.3	8,124	1.1	1,911	23.5
Nidec Nissin Corporation	8,589	1.1	10,002	1.4	(1,413)	(14.1)
All others	252,626	32.0	223,337	31.3	29,289	13.1
Sub-total	787,999	100.0%	713,542	100.0%	74,457	10.4
Adjustments and eliminations	(328,858)	-	(320,639)	-	(8,219)	-
Consolidated total	¥459,141	-	¥392,903	-	¥66,238	16.9%

			Yen in millions
	Nine months ended December 31, 2006		Nine months ended December 31, 2005		Increase or decrease
Operating income:
Nidec Corporation	¥8,558	17.7%	¥6,807	16.9%	¥1,751	25.7%
Nidec Electronics (Thailand) Co., Ltd.	8,263	17.1	8,310	20.6	(47)	(0.6)
Nidec (Zhejiang) Corporation	121	0.2	124	0.3	(3)	(2.4)
Nidec (Dalian) Limited	3,344	6.9	2,731	6.8	613	22.4
Nidec Singapore Pte. Ltd.	1,171	2.4	833	2.1	338	40.6
Nidec (H. K.) Co., Ltd.	266	0.5	265	0.7	1	0.4
Nidec Philippines Corporation	2,894	6.0	444	1.1	2,450	551.8
Nidec Sankyo Corporation	6,285	13.0	6,647	16.5	(362)	(5.4)
Nidec Copal Corporation	2,627	5.4	1,651	4.1	976	59.1
Nidec Tosok Corporation	1,253	2.6	247	0.6	1,006	407.3
Nidec Copal Electronics Corporation	2,165	4.5	2,266	5.6	(101)	(4.5)
Nidec Shibaura Corporation	(13)	(0.0)	(194)	(0.5)	181	-
Nidec-Shimpo Corporation	1,096	2.3	259	0.6	837	323.2
Nidec Nissin Corporation	396	0.8	702	1.7	(306)	(43.6)
All others	10,026	20.6	9,243	22.9	783	8.5
Sub-total	48,452	100.0%	40,335	100.0	8,117	20.1
Adjustments and eliminations	625	-	(254)	-	879	-
Consolidated total	¥49,077	-	¥40,081	-	¥8,996	22.4%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

SUPPORT DOCUMENTATION

1. Business Segment Information

(Three months data)

	Japanese yen (Millions)
	Three months ended December 31, 2006
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥83,302	¥11,699	¥19,743	¥37,807	¥6,753	¥159,304	¥(-)	¥159,304
Intersegment	56	36	3,006	41	1,079	4,218	(4,218)	-
Total	83,358	11,735	22,749	37,848	7,832	163,522	(4,218)	159,304
Operating expenses	72,230	11,352	19,530	35,335	6,982	145,429	(3,156)	142,273
Operating income	¥11,128	¥383	¥3,219	¥2,513	¥850	¥18,093	¥(1,062)	¥17,031

	Japanese yen (Millions)
	Three months ended December 31, 2005
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥71,971	¥9,195	¥16,886	¥32,640	¥6,037	¥136,729	¥(-)	¥136,729
Intersegment	79	25	2,347	94	1,014	3,559	(3,559)	-
Total	72,050	9,220	19,233	32,734	7,051	140,288	(3,559)	136,729
Operating expenses	62,450	9,638	16,163	29,870	6,498	124,619	(2,893)	121,726
Operating income	¥9,600	¥(418)	¥3,070	¥2,864	¥553	¥15,669	¥(666)	¥15,003

(Nine months data)

	Japanese yen (Millions)
	Nine months ended December 31, 2006
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥235,803	¥33,984	¥63,473	¥106,321	¥19,560	¥459,141	¥(-)	¥459,141
Intersegment	138	117	8,864	275	3,232	12,626	(12,626)	-
Total	235,941	34,101	72,337	106,596	22,792	471,767	(12,626)	459,141
Operating expenses	205,305	33,566	60,463	99,720	20,411	419,465	(9,401)	410,064
Operating income	¥30,636	¥535	¥11,874	¥6,876	¥2,381	¥52,302	¥(3,225)	¥49,077

	Japanese yen (Millions)
	Nine months ended December 31, 2005
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥202,359	¥27,152	¥50,794	¥95,828	¥16,770	¥392,903	¥(-)	¥392,903
Intersegment	293	73	8,606	429	2,840	12,241	(12,241)	-
Total	202,652	27,225	59,400	96,257	19,610	405,144	(12,241)	392,903
Operating expenses	176,066	28,719	51,896	88,086	18,108	362,875	(10,053)	352,822
Operating income	¥26,586	¥(1,494)	¥7,504	¥8,171	¥1,502	¥42,269	¥(2,188)	¥40,081

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: Power transmission drives, semiconductor production equipment, precision equipment and FA equipment

(4) Electronic and Optical components: Electronic components and optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc.

2. Sales by Geographic Segment

(Three months data)

			Yen in millions
	Three months ended December 31, 2006		Three months ended December 31, 2005		Increase or decrease
Japan	¥86,497	54.3%	¥72,410	53.0%	¥14,087	19.5%
America	1,949	1.2	2,109	1.5	(160)	(7.6)
Singapore	14,308	9.0	18,320	13.4	(4,012)	(21.9)
Thailand	21,874	13.7	15,127	11.1	6,747	44.6
Philippines	3,638	2.3	1,576	1.2	2,062	130.8
China	9,956	6.2	8,675	6.3	1,281	14.8
Other	21,082	13.3	18,512	13.5	2,570	13.9
Total	¥159,304	100.0%	¥136,729	100.0%	¥22,575	16.5%

(Nine months data)

			Yen in millions
	Nine months ended December 31, 2006		Nine months ended December 31, 2005		Increase or decrease
Japan	¥253,577	55.2%	¥215,181	54.8%	¥38,396	17.8%
America	5,828	1.3	6,289	1.6	(461)	(7.3)
Singapore	46,732	10.2	54,124	13.8	(7,392)	(13.7)
Thailand	57,120	12.4	40,039	10.2	17,081	42.7
Philippines	9,710	2.1	4,894	1.2	4,816	98.4
China	27,097	5.9	22,136	5.6	4,961	22.4
Other	59,077	12.9	50,240	12.8	8,837	17.6
Total	¥459,141	100.0%	¥392,903	100.0%	¥66,238	16.9%

________________

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

3. Sales by Region

			Yen in millions
	Nine months ended December 31, 2006		Nine months ended December 31, 2005		Increase or decrease
North America	¥13,828	3.0%	¥12,638	3.2%	¥1,190	9.4%
Asia	285,878	62.3	243,081	61.9	42,797	17.6
Other	16,498	3.6	14,372	3.6	2,126	14.8
Overseas sales total	316,204	68.9	270,091	68.7	46,113	17.1
Japan	142,937	31.1	122,812	31.3	20,125	16.4
Consolidated total	¥459,141	100.0%	¥392,903	100.0%	¥66,238	16.9%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.